Exhibit 3.1

Amendment to

Amended & Restated Bylaws of

Stone Energy Corporation

(Dated December 18, 2013)

Article II, Section 9 of the Bylaws shall be deleted in its entirety and replaced with the following:

“Section 9. Voting; Elections; Inspectors. Unless otherwise required by law or provided in the Certificate of Incorporation, each stockholder shall, on each matter submitted to a vote at a meeting of stockholders, have one vote for each share of capital stock entitled to vote thereon that is registered in his name on the record date for such meeting. Shares registered in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaws (or comparable instrument) of such corporation may prescribe, or in the absence of such provision, as the Board of Directors (or comparable body) of such corporation may determine. Shares registered in the name of a deceased person may be voted by his executor or administrator, either in person or by proxy.

All voting, except as otherwise required by law or the Certificate of Incorporation, may be by a voice vote; provided, however, that upon demand therefor by stockholders holding a majority of the issued and outstanding stock present in person or by proxy at any meeting of stockholders, a stock vote shall be taken. Every stock vote shall be taken by written ballot, and each ballot shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. All elections of directors shall be by stock vote, unless otherwise provided in the Certificate of Incorporation.

At any meeting of stockholders at which a vote is to be taken by ballot, the chairman of the meeting shall appoint one or more inspectors, each of whom shall sign an oath or affirmation to faithfully execute the duties of inspector with strict impartiality and according to the best of his ability. The inspectors shall receive the ballots, count the votes and make and sign a certificate of the result thereof. The chairman of the meeting may appoint any person to serve as inspector, except that no candidate for the office of director shall be appointed as an inspector.

Except as otherwise provided by the Certificate of Incorporation or these bylaws, each director shall be elected by the vote of a majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present; provided that if, as of the 10th day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected at such meeting (a “Contested Election”), then the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this paragraph, a majority of the votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” the director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election). The Corporation’s corporate governance guidelines may establish procedures with respect to the contingent resignation of any director who does not receive a majority of the votes cast in an election that is not a Contested Election.

In all matters other than the election of directors, when a quorum is present, a majority of the votes cast on the subject matter shall be the act of the stockholders, except where a larger vote is required by law, the Certificate of Incorporation or these bylaws, in which case such larger vote shall control the decision of such matter.

Unless otherwise provided in the Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited.”